Mile Marker International, Inc.
                    2121 Blount Road, Pompano Beach, FL 33069


                                                                    May 19, 2006


Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549-0305

Re: Mile Marker International, Inc.
Form 10-KSB for December 31, 2005
Commission File No. 0-26150

Dear Ms. Cvrkel:

This letter responds to the staff's comment letter dated May 10, 2006. The Company has amended its Report on Form 10-QSB for the quarter ended March 31, 2006, to conform to the staff's comments. Those comments were made in two numbered paragraphs, as is our response, which is as follows:

1. Notes 5, 6 and 7 have been added to conform to the staff's comments with respect to bad debt reserves, customer concentrations in excess of 10% and inventory valuation.

2. Note 4 has been added to conform to the staff's comments concerning product warranties and FIN 45 disclosure.

These additions will be incorporated in future filings.

We also confirm that we have incorporated the staff suggestions made in its letter to us dated March 8, 2004 in this amended filing and that we will do so in our future filings.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 2 - May 19, 2006 Letter to U.S. Securities and Exchange Commission


                                       Sincerely yours,

                                       /s/ Richard E. Aho
                                       ----------------------------------------

                                       Richard E. Aho
                                       President and Chief Executive Officer

cc:  Ms. Jean Yu, Staff Accountant     /s/ Alvin A. Hirsch
                                       ----------------------------------------

                                       Alvin A. Hirsch
                                       Secretary, Treasurer and Chief Financial
                                        Officer